INVEST IN BLACKFULLNESS

Being Black is stressful, but inner peace is real. Our app has your back.


black
full
ness
Stress reduction and healing justice through mindfulness, for and by Black people.
Practice
Balance
Mind
Movement
founder
founder

LEAD INVESTOR

Dana James King

"Black is beautiful and it covers our bodies no matter the size, shape, age or varying degrees of melanin. I am investing in Blackfullness because it is a resource created by us, where our history and lives matter, where we feel welcome and understood whenever we log in. Life is complicated and Blackfullness rejuvenates and restores our better nature with programming that allows us to navigate the world with a deeper sense of awareness. Founders Sonia Russell and David Walker are effectuating a much needed shift in our communities by providing an online healing space for a significantly underserved, yet motivated demographic."

Invested $10,000 this round

blackfullness.com Oakland CA

Technology | Female Founder | Black Founder | Mindfulness | Mental Health Education

Highlights

1. $169B - Mental and Workplace Wellness Market
2. $588M - Mental Health Apps market (2018)
3. App Evaluated with a $1.5M grant (different entity) from National Institutes for Health
4. US businesses lose up to $300B per year annually due to workplace stress
5. Culturally relevant Stress Reduction for African Americans through mindfulness
6. We are creating a model that is replicable across cultures/races
7. Unique lens of a culturally relevant mindfulness media company
8. Award winning app content

Our Team



Sonia Russell Co-Founder and CEO

Lead a successful executive tech event production consultancy for almost 20 years. I've been Black my whole life. Have a 15 year consistent & expansive mindfulness practice that changed my life. I'm a parent. I have degree in Consciousness Studies.

Black folks lead all races in stress related health disparities. Consistent mindfulness reduces stress, eases anger and anxiety; and provides the holistic fortitude required to stay present in challenging and life-threatening situations including the ongoing effects of centuries of systemic oppression and racism.



David L. Walker, Jr. Co-Founder and CSO

For over 15 years David has mindfully designed successful sales & strategic partnerships to increase awareness, affinity, buy-in, & revenue cross-functionally and across industries. David is on a Soul Mission to serve, connect, impact, and have fun!



Monifa Porter Board of Directors



Alex Ford-Carther Technology Advisor

Pitch


black
full
ness
Stress reduction and healing justice through mindfulness, for and by Black people.


BlackFULLness August 2022 Pitch Video
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black
full
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Stress reduction and healing justice through mindfulness, for and by Black people.
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PROBLEM

94%	Of American workers report experiencing stress at their workplace. (2019)
$300B	US businesses lose up to $300 billion yearly as a result of workplace stress.
$51B	Depression leads to $51 billion in costs due to absenteeism and $26 billion in treatment costs.
1M	Stress causes around one million workers to miss work every day.
120K	Work-related stress causes 120,000 deaths and results in $190 billion in healthcare costs yearly.

Sources:
The American Psychiatric Association Foundation/WorkPlaceMetnalHealth.org
Harvard Business Review
Journal of Occupational and Environmental Medicine

PROBLEM

African Americans experience more stress-related health disparities than any other racial or ethnic groups.

COMMON STRESSORS

- Structural Racism
- Workplace Aggressions
- Police Killings

100% report experiencing race related stress

76% adults report experiencing everyday discrimination

OUR SOLUTION



DAILY AFFIRMATION
My every act produces abundance
PRACTICE
See All
I CAN Breathe
Mindfulness as Self-...
MOTIVATE
See All
Accepting What Is
Moving Mindfully

IMMEDIATE ACCESS to culturally-relevant stress reducing mindfulness practices that address the common stressors of African Americans

WHY US?

Spelman College

Current app content developed in the Psychology Department at Spelman College (an HBCU)

NIH National Institutes of Health

Developed by and has been rigorously evaluated via Randomized Control Trials with a $1.5 million grant from NIH.

Research reported in this presentation was supported by the National Institute of Minority Health and Health Disparities of the National Institutes of Health under award number R44MD012284. The content is solely the responsibility of the authors and does not necessarily represent the official views of the National Institutes of Health.



Learn
African-Centered Guiding Principles
5:34 min
Being Mindful in the World
2:05 min
Breathing 101
4:11 min
How To Practice Mindfulness
4:53 min
Trauma Grounding
Mindfulness for African Americans
3:01 min

FOUNDERS

David Walker
Co-Founder + CSO

- 15 years Cross-functional leadership, Sales, Strategic Planning & Partnerships
- DEI Strategy Advisor to CEO of Series E Tech Start-up

AFFILIATIONS

Jackie Robinson Foundation, ΚΑΨ Kappa Alpha Psi, Callisto Media, Emory University, WashU Olin Business School



Sonia Russell
Co-Founder + CEO

- 18 year veteran entrepreneur with experience helping launch large scale tech products
- Licensed New Thought Minister with degree in Consciousness Studies
- Proven leadership and organizational skills

AFFILIATIONS

Cal, Founder Gym, World Meetings by Sonia

ADVISORS

Our Advisory Board consists of members in leadership positions at the following companies, organizations, and institutions:

trifoia · Google · Walmart · BARD PRESS · NIH National Institutes of Health · NAACP · CALLISTO MEDIA · Sprinter · MARQUETTE UNIVERSITY · THE UNIVERSITY OF ARIZONA · Cal · STANFORD BUSINESS · EMORY · HOWARD UNIVERSITY · Washington University in St. Louis Olin Business School · WISCONSIN

KEY MEMBERS



Monifa Porter
Board of Directors

- VP Product & Principal Entrepreneur in Residence, Mach 49
- Strategic consultant leading early stage founders
- MBA, Stanford Business



Alex Ford-Carther
Technology Advisor

- 12 year tech entrepreneur
- Specialized in Software Design + Development
- Past Experience consulting includes PayPal, National Association of Realtors, and Vital Proteins.

MARKET SIZE

TOTAL ADDRESSABLE (TAM)	SERVICEABLE AVAILABLE (SAM)	SERVICEABLE OBTAINABLE (SOM)
$169B	**$16.9B**	**$4.2B**
Mental & Workplace Wellness	African-Americans make up 10% of the TAM	Capture 25% of the $16.9B SAM market

TRACTION



MOTIVATE
Daily momentum and inspiration
Stay focused on your goals for overall health and wellness life

500+
active beta users

Current Partners represent access to more than 25,000 Black users across multiple sectors

ROOTS community health center · Flourish Agenda · BPTN Black Professionals in Tech Network · SLCA · BLACK CULTURAL ZONE · DESTINY ARTS CENTER · The Foundation for Black Excellence · KINGMAKERS OF OAKLAND · Black Teacher Project · City Slicker Farms · Riverside Center for Spiritual Living


PRICING MODEL
ANNUAL FEE
NUMBER OF EMPLOYEES
$59.99
Up to 100
$69.99
101 - 500
$79.99
501 - 1,000
*Financial model available upon request
I CAN Breathe
Take a moment to breathe for every ancestor whose breath has been cut short with this moving guided practice.


REVENUE PROJECTIONS
3,000,000
2,750,000
2,500,000
2,250,000
2,000,000
1,750,000
1,500,000
1,250,000
1,000,000
750,000
500,000
250,000
0
22'Q3
22'Q4
23'Q1
23'Q2
23'Q3
23'Q4
24'Q1
Community
Academia
Corporations

This graph contains forward-looking projections that cannot be guaranteed.

COMPETITIVE LANDSCAPE

	blackfullness	LIBERATE	shine	Calm	headspace
	Stress reduction and healing justice for Black people. $1.5M Raised	Daily meditation app for the Black experience	Learn daily self-care skills, personalized to you. $8.3M Raised	Calm is the #1 app for sleep and meditation. $212M Raised / $2B Valuation	Meditation and Sleep Made Simple $215M Raised / $3B Valuation
Audio and Video Learnings	X	X	X	X	X
Programed Teachings	X		X	X	X
Black Founders	X	X	>		
Built on African Centered Guiding Principles	X				
Culturally relevant content	X	>	>		
Scientifically tested and Supported	X			X	X


ASK
Blackfullness is raising $2.5M in this seed round to commercialize the app
30%
$750,000
Engineering + Product
20%
$500,000
Sales + Marketing
15%
$375,000
Operations
35%
$875,000
Team + Talent
$250,000 (10%) of our round will be allotted to Friends, Customers, and Our Community through a special crowdfunding campaign.